

September 29, 2010

Kay Krill, President
AnnTaylor Stores Corporation
7 Times Square
New York, New York 10036

     Re: **AnnTaylor Stores Corporation**
             Form 10-K for the Fiscal Year Ended January 30, 2010
             Filed March 12, 2010
             File No. 1-10738

Dear Ms. Krill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Exhibits

1. We note that Exhibits 10.1, 10.2, 10.4, 10.5.2, and 10.42 have not been filed in their entirety. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Schedule 14A

Compensation Program Framework - Compensation Philosophy, page 29

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Susann Reilly at (202) 551-3236 or Pamela Howell at 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kay Krill, President
By facsimile to: (212) 457-2252